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                            December 15, 2022

       Alexey Mashchenkov
       Chief Financial Officer
       QIWI PLC
       Kennedy 12, Kennedy Business Centre
       P.C. 1087
       Nicosia, Cyprus

                                                        Re: QIWI PLC
                                                            Form 20-F for
Fiscal Year Ended December 31, 2021
                                                            Filed April 29,
2022
                                                            File No. 001-35893

       Dear Alexey Mashchenkov:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 20-F for Fiscal Year Ended December 31, 2021

       D. Risk Factors, page 7

   1. We note you provide a number of financial services functions and have assets in
                                                        Russia. Consider
disclosing the risk that the Russian government may nationalize your assets and quantify the
potential impact to your financial statements, if material.
 Alexey Mashchenkov
FirstName
QIWI PLC LastNameAlexey Mashchenkov
Comapany15,
December  NameQIWI
              2022    PLC
December
Page 2    15, 2022 Page 2
FirstName LastName
Risks Relating to Current Geopolitical Environment
The conflict between Russia and Ukraine, and particularly its 2022 escalation, the U.S., EU, UK and other countries' sanctions that have..., page 9

2. We note your disclosure on page 11 that two of your former directors, Nadiya Cherkasova and Elena Titova, have been designated under US and EU sanctions. Please explain whether and how the sanctions imposed on these individuals, and in the case of Elena
         Titova her immediate resignation as a director following her designation as a sanctioned person, had or may have a material impact on your business.
Trading in our ADSs has been halted by Nasdaq and there can be no assurance when or if it will resume, while trading in our ADSs on the..., page 12

3. We note your disclosure that trading in your ADSs has been halted. Please describe any corollary impacts associated with the trading halt. For example, describe whether such trading suspension may trigger default or redemption rights associated with existing debt.
Risks Relating to Our Business and Industry
Unauthorized or improper disclosure of data, whether through cybersecurity breaches, computer viruses or otherwise, could expose us to..., page 28

4. We note your risk factor that you may be subject to cyberattacks. To the extent material, disclose any new or heightened risk of potential cyberattacks by state actors or others
         since Russia   s invasion of Ukraine and whether you have taken
actions to mitigate such
         potential risks. Additionally, if there have been more recent cyberattacks since your last disclosed event that occurred in January 2014, please revise to state as much and update your risks to reflect your current status.
B. Business Overview
Employees, page 73

5. Please disclose whether you continue to pay employees in Russia, including a discussion of whether they continue to engage in work for you and whether you have a legal obligation to continue to pay employees regardless of work status.
6. Please disclose any material risks posed to your business directly or indirectly due to having most of your employees located in Russia, for example relating to security, internet accessibility, or other infrastructure concerns. In addition, disclose steps you have taken or may take to address these risks, such as relocating personnel to other geographic regions.
Item 5. Operating and Financial Review and Prospects, page 80

7. We note that a portion of your operations or those of companies with which you do business is conducted through kiosks located in Russian and Kazakhstan. Please describe
         the direct or indirect impact of Russia   s invasion of Ukraine on
your business. In
         addition, please also consider any impact:
 Alexey Mashchenkov
QIWI PLC
December 15, 2022
Page 3

                resulting from sanctions, limitations on obtaining relevant government approvals, currency exchange limitations, or export or capital controls, including the impact of any risks that may impede your ability to sell assets located in Russia, Belarus, or
              Ukraine, including due to sanctions affecting potential purchasers;
                resulting from the reaction of your investors, employees, customers, and/or other stakeholders to any action or inaction arising from or relating to the invasion, including the payment of taxes to the Russian Federation; and
                that may result if Russia or another government nationalizes your assets or operations in Russia, Belarus, or Ukraine. If the impact is not material, please explain why.
Operating Measures
Impact of geopolitical developments in Russia and related sanctions, page 87

8. Please disclose any known trends or uncertainties that have had or are reasonably likely to have a material impact on your cash flows, liquidity, capital resources, cash requirements, financial position, or results of operations arising from, related to, or caused by the global
         disruption from Russia   s invasion of Ukraine and related sanctions.
Expand your
         discussion of the impacts to your B2B operations that have been negatively impacted by the sanctions and how the banning of certain Russian bank from the SWIFT payment by the European Union has impacted the following:

                Digital commerce due to limitations on cross border transactions;
                CONTACT money remittances business, due to limitations introduced on international money transfers;
                The Flocktory business, due to the exit of certain Western businesses;
                MasterCard and Visa suspending membership of all their Russian members, including QiWi bank.
General

9. To the extent material, please disclose the risk that you may suffer reputational damage arising from your ongoing operations in Russia during the ongoing conflict between
         Russia and Ukraine, which could negatively impact the overall demand for your services, including your ongoing operations or your results of operations.
10. Please describe the extent and nature of the role of the board of directors in overseeing
       risks related to Russia   s invasion of Ukraine. This could include
risks related to
FirstName LastNameAlexey Mashchenkov
       cybersecurity, sanctions, employees based in affected regions, and supply
Comapany    NameQIWI PLC providers in affected regions as well as risks connected with
       chain/suppliers/service
       ongoing
December         or halted
           15, 2022   Page operations
                           3          or investments in affected regions.
FirstName LastName
 Alexey Mashchenkov
FirstName
QIWI PLC LastNameAlexey Mashchenkov
Comapany15,
December  NameQIWI
              2022    PLC
December
Page 4    15, 2022 Page 4
FirstName LastName
11. We note your disclosure on page 9 that a number of Russian banks, for example Sberbank and Alfa-Bank, are now subject to US and EU sanction regimes. However, we also note that on page 63, and elsewhere in the filing, that as of December 31, 2021 you were still processing funds for most major Russian retail banks. Please clearly disclose whether you are currently still accepting or processing payments for any now sanctioned entities and update your risk factors as appropriate.
12. Please disclose any material reputational risks that may negatively impact your business associated with your response to the Russian invasion of Ukraine, for example in connection with action or inaction arising from or relating to the conflict.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Robert Shapiro at 202-551-3273 or Lyn Shenk at 202-551-3380 if you
have questions regarding comments on the financial statements and related matters. Please contact Nicholas Nalbantian at 202-551-7470 or Cara Wirth at 202-551-7127 with any other questions.



                                                              Sincerely,

                                                              Division of
Corporation Finance
                                                              Office of Trade &
Services